Exhibit 99.1

Richmont Mines Inc. and Louvem Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

NEWS RELEASE

RICHMONT MINES AND LOUVEM MINES ANNOUNCE SURFACE DRILLING RESULTS AND PRODUCTION MILESTONE OF 1,000,000 GOLD OUNCES FOR THE BEAUFOR MINE

MONTREAL, Quebec, Canada, March 23, 2010 – Richmont Mines Inc. (TSX/NYSE Amex: RIC), (“Richmont” or “the Company”) and Louvem Mines Inc. (TSX-V: LOV), (“Louvem”), are pleased to announce assay results from the recently completed surface drilling program at the Beaufor Mine.

Richmont and Louvem are also very pleased to highlight that the Beaufor Mine recently attained the notable production level of 1,000,000 gold ounces over its mine life. The mine produced a total of 517,129 gold ounces over the 27 years that it was in operation during the period 1933 until 1995. Since commercial production resumed in 1996, the mine produced an additional 482,871 gold ounces, reaching the lifetime production milestone of 1,000,000 gold ounces in March 2010.

President and CEO Martin Rivard commented: “It is a significant achievement in the life of any mine to reach production of 1,000,000 gold ounces. For a small, narrow vein underground gold mine like Beaufor, however, it is all the more notable, and is a testament to the hard work, determination and dedication of the mine’s employees over the years. We remain committed to Beaufor, and are planning more surface exploration drilling on the property.”

Richmont Mines completed a surface exploration program on the Beaufor Mine property in the fourth quarter of 2009 and the first quarter of 2010, through which one promising zone was identified – Zone 350 – which is located approximately 800 metres to the southwest of the mine infrastructure. This zone is composed of a quartz vein that contains pyrite, tourmaline and visible gold, and varies in thickness from 0.35 metres to 2.8 metres. The Company drilled 8 holes for a total of 2,904 metres on this zone. As detailed in the table below, several interesting intercepts were documented, notably 100.00 g/t over a true width of 0.91 metres in hole 50-01, and 23.57 g/t over a true width of 0.90 metres in hole 35-01. The results suggest that Zone 350 covers a minimum lateral distance of 350 metres, and is open at depth and laterally.

Drill Results for Zone 350 (1) – Beaufor Mine

Hole	From a depth of	To a depth of	Core Length	True Width	Grade
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)
20-02	128.25	128.75	0.50	0.48	8.53
25-01	132.50	136.00	3.50	3.42	0.06
25-02	157.00	157.65	0.65	0.64	0.04
35-01	123.75	124.70	0.95	0.90	23.57
40-01	175.40	175.85	0.45	0.45	6.18
45-01	168.25	170.50	2.25	2.24	19.82
50-01	128.20	129.20	1.00	0.91	100.00
50-02	213.65	214.30	0.65	0.65	9.58

(1)	Please see the National Instrument 43-101 at the end of this release for full analysis details.

RICHMONT MINES AND LOUVEM MINES ANNOUNCE SURFACE DRILLING RESULTS AND PRODUCTION MILESTONE OF 1,000,000 GOLD
OUNCES FOR THE BEAUFOR MINE
March 23, 2010
Page 2 of 2

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

About Louvem Mines Inc.
Louvem Mines Inc. has a 50% interest in the Beaufor Mine and owns other exploration properties located near Val-d’Or, in northwestern Quebec, Canada. Richmont Mines owns 70% of the outstanding shares of Louvem Mines Inc. More information on Louvem Mines can be found on its website (www.louvem.com).

National Instrument 43-101 (NI 43-101)
The exploration program was conducted by qualified persons as defined by National Instrument 43-101, Specifically, the program was overseen by Mr. Raynald Vincent, Eng., B.Sc.A, M.G.P, a qualified person as defined by NI 43-101, and an employee of Richmont Mines Inc., and was supervised by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by NI 43-101, an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. The rejects of all samples grading more than 1 g/t Au, were sent to Techni-Lab in Ste-Germaine-Boulé, Quebec, and analysis was completed by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. The verification process undertaken by Techni-Lab confirmed the initial results, and the grades presented in the table represent the average of all obtained results.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

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For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

Ticker symbol: LOV
Listings: TSX – V
Web Site: www.louvem.com